UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 5

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

        [_]  Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

        [_]  Form 3 Holdings Reported

        [_]  Form 4 Transactions Reported

  Name and Address of Reporting Person:

         DiChristina, Michael F.
         FactSet Research Systems Inc.
         One Greenwich Plaza
         Greenwich, CT 06830

  Issuer Name and Ticker or Trading Symbol

         FACTSET RESEARCH SYSTEMS INC. (FDS)

  IRS Identification Number of Reporting Person, if an entity (voluntary)

          N/A

  Statement for Month/Date/Year

          10/15/02

  If Amendment, Date of Original (Month/Year)

          N/A

  Relationship of Reporting Person to Issuer (Check all applicable)

         [X]  Director (* give title below)    [_]  10% Owner

         [X]  Officer                                        [_]  Other (specify below)

         * President and Chief Operating Officer

  Individual or Joint/Group Filing (Check applicable line)

         [X]  Form filed by one Reporting Person

         [_]  Form filed by more than one Reporting Person

TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

			4.	5.
			Securities Acquired (A)	Amount of	6.
			or Disposed of (D)	Securities	Ownership	7.
			(Instr. 3, 4 and 5)	Beneficially	Form:	Nature of
1.	2.	3.	–––––––––––––––	Owned at End	Direct (D)	Indirect
Title of	Transaction	Transaction	(A)	of Issuer's	or	Beneficial
Security	Date	Code	or	Fiscal Year	Indirect (I)	Ownership
(Instr.3)	mm/dd/yy	(Instr. 8)	Amount (D) Price	(Instr. 3 and 4)	(Instr. 4)	(Instr. 4)

FactSet Research	12/21/01	P	174 A $34.58
Systems Inc.	03/21/01	P	161 A $37.25
Common Stock	06/21/02	P	257 A $29.17
	08/30/02	P	355 A $24.80

				220,988	D

TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED (e.g., puts, calls, warrants, options, convertible securities)

								9.	10.
								Number	Owner-
						7.		of	ship
				5.		Title and		Deriv-	of
	2.			Number of		Amount		ative	Deriv-	11.
	Conver-			Derivative	6.	of Underlying		Secur-	ative	Nature
	sion			Securities	Date	Securities		ities	Secur-	of
	or			Acquired (A)	Exercisable and	(Instr. 3 and 4)	8.	Bene-	ity:	In-
	Exercise			or Disposed	Expiration Date	–––––––––––––	Price	ficially	Direct	direct
1.	Price		4.	of (D)	(mm/dd/yy)	Amount	of	Owned	(D) or	Bene-
Title of	of	3.	Trans-	(Instr. 3, 4	––––––––––––––	or	Deriv-	at End	In-	ficial
Derivative	Deriv-	Trans-	action	and 5)	Date Expira-	Number	ative	of	direct	Owner-
Security	ative	action	Code	––––––––––––	Excer- tion	of	Security	Year	(I)	ship
(Instr. 3)	Security	mm/dd/yy	(Instr. 8)	(A) (D)	cisable Date	Title Share	(Instr. 5)	(Instr. 4)	(Instr. 4)	(Instr. 4)

FactSet Research								182,500	D
Systems Inc.
Stock Options

Explanation of Responses:

Signature of Reporting Person

Date:	October 15, 2002	/s/ Michael F. DiChristina
Michael F. DiChristina

**  Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).